# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Outbrain Inc., CIK 0001454938
CUSIP: 69002R103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 West 19th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 02/03/2025
Filed by CIK 0001709689
Persons authorized to receive notices and communications: Natacha Marty, 1, rue Hildegard von Bingen, Luxembourg, Luxembourg (N4), L-1282, 352.26.27.02.86

## Reporting persons
- Patrick Drahi (CIK 0001709689): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of common stock, par value $0.001 per share (the "Common Stock") issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding, as disclosed in the Quarterly Report on Form 10-Q of Outbrain Inc. (the "Issuer" or "Outbrain") filed with the SEC on November 7, 2024.
- Altice Teads S.A. (CIK 0002055580): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.
- Altice International S.a r.l. (CIK 0002055598): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.
- Altice Luxembourg S.A. (CIK 0002055605): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.
- Altice Group Lux S.a r.l. (CIK 0002055608): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.
- Next Alt S.a r.l. (CIK 0001709662): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.
- Next Luxembourg S.C.Sp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.
- Next Luxembourg Management GP S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 43,750,000; sole dispositive power 0; shared dispositive power 43,750,000; aggregate amount beneficially owned 43,750,000 (46.8% of the class)
  Comment: Percentage of class is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing (as defined below) on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Outbrain Inc.
Address of issuer's principal executive offices: 111 West 19th Street, New York, New York (NY), 10011

## Item 2. Identity and Background
Name of person filing:
Patrick Drahi is an individual. The principal business of Mr. Drahi is as a private investor, and Mr. Drahi is a citizen of Israel.

Altice Teads S.A., a public limited liability company (societe anonyme), incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Commercial and Companies Register of Luxembourg (Registre de Commerce et des Societes) under number B215423 ("Altice Teads").

Altice International S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Commercial and Companies Register of Luxembourg (Registre de Commerce et des Societes) under number B143725 ("Altice International").

Altice Luxembourg S.A., a public limited liability company (societe anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Commercial and Companies Register of Luxembourg (Registre de Commerce et des Societes) under number B197134 ("Altice Luxembourg").

Altice Group Lux S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Commercial and Companies Register of Luxembourg (Registre de Commerce et des Societes) under number B202171 ("Altice Group Lux").

Next Alt S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Commercial and Companies Register of Luxembourg (Registre de Commerce et des Societes) under number B194978 ("Next Alt").

Next Luxembourg S.C.Sp, a special limited partnership (societe en commandite speciale) incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Commercial and Companies Register of Luxembourg (Registre de Commerce et des Societes) under number B201867 ("Next Luxembourg").

Next Luxembourg Management GP S.a r.l., a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Commercial and Companies Register of Luxembourg (Registre de Commerce et des Societes) under number B202164 ("Next Luxembourg Management GP").

Each of the foregoing persons is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: 1, rue Hildegard von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg
Present principal occupation or employment: The principal business of each of Next Alt, Next Luxembourg and Next Luxembourg Management GP is to serve as a holding company in connection with Mr. Drahi's private investments. The principal business of each of Altice Teads, Altice International, Altice Luxembourg and Altice Group Lux is to serve as a holding company within the Altice group, a convergent leader in telecommunications.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best of their knowledge, any of their Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best of their knowledge, any of their Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Set forth on Exhibit 99.6 attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the "Covered Persons"), and the business address and present title of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated in Exhibit 99.6, none of the Covered Persons is a citizen of the United States of America. Except as otherwise disclosed herein, none of the Covered Persons beneficially own Common Stock.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 1, 2024, Outbrain, Altice Teads and TEADS, a private limited liability company (societe a responsabilite limitee) incorporated and existing under the laws of the Grand Duchy of Luxembourg and a wholly owned subsidiary of Altice Teads ("Teads"), entered into a Share Purchase Agreement (as amended by Amendment No. 1 on February 3, 2025, the "Share Purchase Agreement"), pursuant to which Outbrain agreed to acquire, via certain of its subsidiaries, all of the issued and outstanding share capital of Teads, upon the terms and subject to the conditions set forth in the Share Purchase Agreement (the "Transaction").

In accordance with the Share Purchase Agreement, on February 3, 2025 (the "Closing Date"), at the closing of the Transaction (the "Closing") and as consideration for the shares of Teads held by Altice Teads, Outbrain paid to Altice Teads $625 million, subject to certain customary adjustments, and issued 43.75 million shares of Common Stock to Altice Teads.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement and Amendment No. 1 to the Share Purchase Agreement, copies of which are attached as Exhibit 99.2 and 99.3, respectively, to this Schedule 13D and incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in this Schedule 13D at the Closing as described in Item 3. The information in Item 3 and Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. Subject to the terms of the agreements referenced in this Schedule 13D, the Reporting Persons may, at any time and from time to time, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law and other restrictions, including the terms of the agreements referenced in this Schedule 13D, at any time and from time to time, to dispose of some or all of the shares of the Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Except as otherwise disclosed in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any of such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
For each Reporting Person, see the comment section and row (13) for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned. The percentage used in this Schedule 13D is calculated based on the quotient obtained by dividing (a) the 43,750,000 shares of Common Stock issued at the Closing on February 3, 2025 by (b) the sum of (i) the 43,750,000 shares of Common Stock issued at the Closing on February 3, 2025 and (ii) the 49,649,359 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 7, 2024.

The securities reported on this Schedule 13D are held directly by Altice Teads. Altice Teads is a direct, wholly owned subsidiary of Altice International (except for one share that is held by Altice Luxembourg). Altice International is a direct, wholly owned subsidiary of Altice Luxembourg. Altice Luxembourg is a direct, wholly owned subsidiary of Altice Group Lux. Next Alt owns 91.33% of the outstanding shares of Altice Group Lux. Next Luxembourg owns all of the outstanding share capital of Next Alt. Patrick Drahi owns all of the outstanding limited partnership units of Next Luxembourg. Next Luxembourg Management GP is the general partner of Next Luxembourg. Finally, Patrick Drahi owns all of the outstanding share capital of Next Management GP. Consequently, Altice International, Altice Luxembourg, Altice Group Lux, Next Alt, Next Luxembourg, Next Luxembourg Management GP and Patrick Drahi may be deemed to share beneficial ownership of all of the securities of the Issuer beneficially owned by Altice Teads.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) for each Reporting Person for the number of shares of Common Stock to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days. The transaction described in this Item 5(c) will be reported on a Form 3 filed on or about the date hereof with the SEC pursuant to Section 16 of the Act and will be available on the SEC's website at www.sec.gov. The information reported in the filing is expressly incorporated herein.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons or by the Reporting Persons' executive officers or directors as listed on Schedule I hereto to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6. The following contracts or arrangements are also in place with respect to the securities of the Issuer.

Stockholders Agreement

On the Closing Date, in connection with the Closing and as contemplated by the Share Purchase Agreement, Outbrain and Altice Teads entered into a stockholders agreement (the "Stockholders Agreement") and, in accordance with the Stockholders Agreement, the size of Outbrain's Board of Directors was increased by two persons. As promptly as practicable following the Closing, two designees of Altice Teads - Dexter Goei and Mark Mullen - will be appointed to the Outbrain Board, subject to the completion of customary designation and confirmation procedures (the "Altice Designees").

The Stockholders Agreement provides, subject to certain limitations and procedures, that (i) until Altice Teads and its affiliates cease to hold at least 25% of the total voting power of the outstanding capital stock of Outbrain, Altice Teads has the right to nominate two directors to the Outbrain Board (one of which must be unaffiliated with Altice Teads and must qualify as an independent director pursuant to the requirements of the Nasdaq Stock Market) and (ii) for so long as Altice Teads and its affiliates hold at least 10% (but less than 25%) of the total voting power of the outstanding capital stock of Outbrain, Altice Teads will have the right to nominate one director to the Outbrain Board. Additionally, commencing on the three-year anniversary of the Closing Date, Altice Teads will have the right to nominate three directors to the Outbrain Board until such time as it and its affiliates cease to own at least 30% of the total voting power of the outstanding capital stock of Outbrain.

Subject to certain exceptions, the Stockholders Agreement provides that, for so long as Altice Teads and its affiliates hold in the aggregate at least 15% of the total voting power of the outstanding capital stock of Outbrain, Altice Teads and each of its affiliates shall take such action at each meeting of the stockholders of the Company or any class thereof as may be required so that all of the Common Stock beneficially owned by Altice Teads and/or by any of its affiliates is voted in the same manner as recommended by the Outbrain Board.

Under the terms of the Stockholders Agreement, for so long as Altice Teads and any of its affiliates that hold Common Stock hold in the aggregate at least 15% of the total voting power of the outstanding capital stock of Outbrain, each of Altice Teads and such of its affiliates will be subject to customary standstill restrictions with respect to Outbrain. The Stockholders Agreement also provides for certain restrictions on the transfer of the Common Stock acquired by Altice Teads at the Closing.

Registration Rights Agreement

On the Closing Date, in connection with the Closing and as contemplated by the Share Purchase Agreement, Altice Teads and Outbrain entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which Outbrain agreed to provide the holders of Altice Registrable Securities (as defined in the Registration Rights Agreement), including all shares of Common Stock held by Altice Teads, with customary demand and piggyback registration rights.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

The foregoing description of the Stockholders Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement and Registration Rights Agreement, copies of which are attached as Exhibits 99.4 and 99.5, respectively, to this Schedule 13D and incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
24.1: Power of Attorney for Altice Teads S.A., Altice International S.a r.l., Altice Luxembourg S.A., Altice Group Lux S.a r.l., Next Alt S.a r.l., Next Luxembourg S.C.Sp, Next Luxembourg Management GP S.a r.l. and Patrick Drahi, dated as of February 10, 2025.

99.1: Joint Filing Agreement, dated as of February 10, 2025.

99.2: Share Purchase Agreement, dated as of August 1, 2024, by and among Altice Teads S.A., Teads S.A. and Outbrain Inc. (incorporated by reference to Exhibit 2.01 of the Issuer's Current Report on Form 8-K filed on August 1, 2024).

99.3: Amendment No. 1 to Share Purchase Agreement, dated as of February 3, 2025, by and among Altice Teads S.A. and Outbrain Inc. (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on February 3, 2025).

99.4: Stockholders Agreement, dated as of February 3, 2025, by and between Altice Teads S.A. and Outbrain Inc. (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed on February 3, 2025).

99.5: Registration Rights Agreement, dated as of February 3, 2025, by and between Altice Teads S.A. and Outbrain Inc. (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on February 3, 2025).

99.6: Citizenships of Covered Persons, dated as of February 10, 2025.

## Signatures
- Patrick Drahi: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
- Altice Teads S.A.: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
- Altice International S.a r.l.: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
- Altice Luxembourg S.A.: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
- Altice Group Lux S.a r.l.: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
- Next Alt S.a r.l.: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
- Next Luxembourg S.C.Sp: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
- Next Luxembourg Management GP S.a r.l.: /s/ Natacha Marty, Attorney-in-Fact (02/10/2025)
Comment: Pursuant to the Power of Attorney, attached hereto as Exhibit 24.1, each Reporting Person designated Natacha Marty as attorney-in-fact.